UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 14 August 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
For Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Shareholder information
Issued ordinary share capital at 30 June 2014 435 825 447
Issued ordinary share capital at 31 March 2014 435 693 819
Issued ordinary share capital at 30 June 2013 435 289 890
Market capitalisation
At 30 June 2014 (ZARm) 13 576
At 30 June 2014 (US$m) 1 276
At 31 March 2014 (ZARm) 14 247
At 31 March 2014 (US$m) 1 355
At 30 June 2013 (ZARm) 15 562
At 30 June 2013 (US$m) 1 568
Harmony ordinary share and ADR* prices
12-month high (1 July 2013 – 30 June 2014)
for ordinary shares
R42.47
12-month low (1 July 2013 – 30 June 2014)
for ordinary shares
R24.48
12-month high (1 July 2013 – 30 June 2014)
for ADRs
US$4.33
12-month low (1 July 2013 – 30 June 2014)
for ADRs
US$2.36
Free float
100%
ADR* ratio
1:1
JSE Limited
HAR
Range for quarter
(1 April– 30 June 2014 closing prices)
R27.72 – R35.60
Average daily volume for the quarter
(1 April– 30 June 2014)
946 701 shares
Range for quarter
(1 January – 31 March 2014 closing prices)
R27.25 – R40.32
Average daily volume for the quarter
(1 January – 31 March 2014)
1 031 429 shares
Range for year
(1 July 2013 – 30 June 2014 closing prices)
R24.48 – R42.47
Average daily volume for the year
(1 July 2013 – 30 June 2014)
1 216 789 shares
Range for year
(1 July 2012 – 30 June 2013 closing prices)
R33.47 – R85.71
Average daily volume for the year
(1 July 2012 – 30 June 2013)
1 753 866 shares
New York Stock Exchange including other
US trading platforms
HMY
Range for quarter
(1 April– 30 June 2014 closing prices)
US$2.61 – US$3.34
Average daily volume for the quarter
(1 April– 30 June 2014)
2 020 458
Range for quarter
(1 January – 31 March 2014 closing prices)
US$2.52 – US$3.77
Average daily volume for the quarter
(1 January – 31 March 2014)
3 102 376
Range for year
(1 July 2013 – 30 June 2014 closing prices)
US$2.36 – US$4.33
Average daily volume for the year
(1 July 2013 – 30 June 2014)
2 923 933
Range for year
(1 July 2012 – 30 June 2013 closing prices)
US$2.30 – US$10.34
Average daily volume for the year
(1 July 2012 – 30 June 2013)
2 484 062
Investors’ calendar
Release of Harmony’s Integrated Annual
Report of FY14
23 October 2014
Q1 FY15 presentation (webcast and
conference calls only)
5 November 2014
Annual General Meeting 21 November 2014
Q2 FY15 live presentation from Cape Town 9 February 2015
Q3 FY15 presentation (webcast and
conference calls only)
8 May 2015
Q4 FY15 live presentation from Johannesburg 18 August 2015
*ADR: American Depository Receipts
Q4 FY14
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Results for the fourth quarter FY14 and
year ended 30 June 2014
KEY FEATURES
Year on year
3% increase in gold production to 36 453kg (1.17moz)
5% improvement in underground recovered grade at 4.77g/t
4% reduction in all-in sustaining costs for the year from R431 745/kg to
R413 433/kg; an 18% reduction in US$ terms from US$1 522/oz to US$1 242/oz
30% reduction in total capital expenditure from R3.6bn (US$412m) to
R2.5bn in FY14 (US$244m)
Net loss of R1.27 billion was recorded in FY14 compared to a net loss of
R2.35 billion in FY13
· an impairment of R1.44 billion mainly in respect of the Phakisa decline shaft
· employment termination and restructuring cost of R274 million in FY14
Headline earnings amounted to 26 SA cents per share (2.5 US cents)
· excluding Rand Refinery loss, headline earnings would be 55 SA cents per share (5.3 US cents)
Quarter on quarter
7% increase in gold production to 8 935kg (287 266oz)
All-in sustaining costs remained stable at R428 383/kg (US$ 1 267/oz)
Headline earnings of 30 SA cents per share (2.9 US cents) for the June 2014 quarter
All figures represent continuing operations unless stated otherwise
RESULTS FOR THE FOURTH QUARTER FY14 ENDED 30 JUNE 2014
Quarter
June
2014
Quarter
March
2014
Q – on– Q
variance
%
Year
ended
June
2014
Year
ended
June
2013*
%
Variance
Gold produced
– kg 8 935 8 368 7 36 453 35 374 3
– oz 287 266 269 035 7 1 171 987 1 137 297 3
Cash operating costs
– R/kg 341 864 343 527 1 328 931 324 979 (1)
– US$/oz 1 011 987 (2) 988 1 146 14
Gold sold
– kg 8 635 8 502 2 36 288 34 970 4
– oz 277 621 273 344 2 1 166 682 1 124 312 4
Underground grade – g/t 4.66 5.10 (9) 4.77 4.54 5
All–in sustaining
costs
– R/kg 428 383 426 221 (1) 413 433 431 745 4
– US$/oz 1 267 1 224 (4) 1 242 1 522 18
Gold price received
– R/kg 435 775 450 528 (3) 432 165 454 725 (5)
– US$/oz 1 289 1 294 – 1 299 1 603 (19)
Production profit*
– R million 847 924 (8) 3 794 4 581 (17)
–US$ million 81 85 (5) 367 519 (29)
Basic (loss)/earnings
per share*¹
– SAc/s (282) 7 > (100) (293) (543) 46
– USc/s (27) 1 > (100) (28) (62) 55
Headline earnings
– Rm 129 52 >100 114 224 (49)
– US$m 12 5 >100 11 25 (56)
Headline earnings
per share*¹
– SAc/s 30 12 >100 26 52 (50)
– USc/s 2.9 1.1 >100 2.5 5.9 (58)
* Comparative figures in these line items have been restated as a result of the adoption of IFRIC 20 – Stripping costs in the production phase of a surface mine
¹ The year ended June 2013 include discontinued operations where indicated

CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 (0)11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
J M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S S Lushaba*^,
C E Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1 Mozambican
Investor relations team
Email: HarmonyIR@harmony.co.za
Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 (0)86 154 6572
Fax: +27 (0)86 674 4381
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 (0)11 507 0300
Fax: +27 (0)11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228
Harmony’s Integrated Annual Report, the Sustainable Development
Information which serves as supplemental information to the
Integrated Annual Report and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for
the financial year ended 30 June 2014 will be available on our website (www.harmony.co.za/investors) on 23 October 2014.
Competent person’s declaration
Harmony reports in terms of the South African Code for Reporting of
Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).
In South Africa Harmony appoints an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In PNG, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent
persons:
Resources and Reserves South Africa: Jaco Boshoff, BSc (Hons),
MSc, MBA, Pr. Sci. Nat., who has 19 years’ relevant experience and is registered with the South African Council for Natural Scientific
Professions (SACNASP) and a member of the South African Institute of
Mining and Metallurgy (SAIMM).
Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who
has 26 years relevant experience and is a member of the Australasian
Institute of Mining and Metallurgy (AusIMM).
Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining
Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
Mineral Resource and Reserve information as at 30 June 2014 is included in this report.

FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of
1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange
Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-
looking statements are generally identified by the words “expect”,
“anticipates”, “believes”, “intends”, “estimates” and similar expressions.
These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-
looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-
looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.
CONTENTS
2
Contact details and Competent persons’ declaration
3
Section 45 (5) (a) compliance announcement
4
Message from the chief executive officer
7
Summary update of Resources and Reserves
as at 30 June 2014
8
Operational results – quarter on quarter (Rand/Metric)
(US$/Imperial)
10
Operational results – year on year (Rand/Metric)
(US$/Imperial)
12
Condensed consolidated income statements (Rand)
13
Condensed consolidated statements of
comprehensive income (Rand)
13
Condensed consolidated statements of
changes in equity (Rand)
14
Condensed consolidated balance sheets (Rand)
15
Condensed consolidated cash flow statements (Rand)
16
Notes to the condensed consolidated financial statements
23
Segment report (Rand/Metric)
24
Operational results – quarter on quarter (US$/Imperial)
26
Operational results – year on year (US$/Imperial)
28
Condensed consolidated income statements (US$)
29
Condensed consolidated statements of comprehensive
income (US$)
29
Condensed consolidated statements of changes in equity
(US$)
30
Condensed consolidated balance sheets (US$)
31
Condensed consolidated cash flow statements (US$)
32
Segment report (US$/Imperial)
33
Development results (Metric/Imperial)
Section 45 (5) (a) compliance announcement
ANNOUNCEMENT FOR COMPLIANCE REASONS ONLY: NOTICE, AS
REQUIRED IN TERMS OF SECTION 45 (5) (a) OF THE COMPANIES ACT,
71 OF 2008 (THE ACT) FOR THE GRANTING OF FINANCIAL ASSISTANCE

Notice is hereby given, as required in terms of section 45 (5) (a) of the
Act that the Board of directors (the Board) of the company at a meeting held on 11 August 2014, authorised the company to provide financial assistance to any 1 (one) or more related or inter-related companies or corporations of the Company and/or to any 1 (one) or more juristic persons who are members of, or are related to, any such related or inter-related company or corporation in terms of section 45 of the Act, pursuant to the authority granted to the Board by shareholders at the annual general meeting of the company, held on 5 December 2013.
The aggregate financial exposure of the Company in respect of any financial assistance in terms of this resolution shall not exceed R1 billion.
In terms of section 45 (3) (b) of the Companies Act, the Board is satisfied that:
· immediately after providing financial assistance, the Company would satisfy the solvency and liquidity test as set out in section 4 of the Act; and
· the terms under which the financial assistance is proposed to be given under the resolution are fair and reasonable to the Company.

Results for the fourth quarter FY14
and year ended 30 June 2014
Message from the chief executive officer
1. OUR STRATEGY
We revisit our strategy throughout the year to ensure that it remains relevant and appropriate, while being responsive and adaptive to both internal and external changes. The Harmony board met early in July
2014 to revisit the company strategy.
We believe that Harmony has four key advantages:
· We continuously regenerate ourselves in order to be efficient miners – we keep our costs down, ensure future growth and
profitability, and are willing to make difficult decisions that will serve our company in the long run. All decisions are made based on our values, with safety being our core value.
· We are experienced explorers, mine developers and operators in emerging economies. We have a diversified portfolio as well as a significant exploration land holding in one of the most prospective geological areas in the world (PNG). In addition, we invest time and money into building win-win relationships with our stakeholders that allow us to confidently manage our socio-political environment and earn our social license to operate.
· We fund our own capital to ensure future growth and
profitability and invest in our assets even during lower gold price cycles, allowing us to have low debt, financial flexibility and be highly geared against the gold price.
· Golpu is a large resource of high-grade, low cost copper and gold. A concept study is progressing on a scalable mine, which will require less capital to start up, but has the potential for a long life that will be flexible and adaptable in multiple copper price cycles. We are also de-risking its development thanks to our project development experience, our operational base and support services in PNG and the orebody’s high grade zones.
We want Harmony to be safe, highly profitable and generate the cash necessary to underpin the development of Golpu, be a sought-after investment, be robust at any gold or copper price, have a diverse risk portfolio (with exposure to South Africa, PNG, gold and copper) and to continue growing our quality ounces. Our strategy for 2015 to 2020, is to improve our margins through safely delivering on our plans and increase free cash flow through higher grades and cost control; retain a flexible balance sheet; grow our value per share of our PNG assets, complete the Golpu studies and it is our intention to build the Golpu mine. We also intend identifying acquisition opportunities of open pit mines and bulk projects outside South Africa.
Below is a graphic illustration of our pathway to delivering on our strategy – and a scorecard against which our performance can be measured in future.
2. SAFETY
Safety will continue to be Harmony’s first priority. Safety workshops are ongoing and we have increased our efforts to communicate safety messages to all employees. Our messages stress the value of each life and encourage employees to stick to safety standards, to think before they act and to act on their right to withdraw from an unsafe area.
High level audits are ongoing; regular underground visits by members of the executive team and management take place and there are full time safety representatives at each mine.
Although we manage our capital expenditure in a conservative manner, it is not done at the expense of safety. Safety comes before production.
Our executive team is involved in a number of industry initiatives in which leading practices are applied, which have the potential to improve health and safety performance significantly. Safety is taken seriously at all levels and takes priority in everything we do.
The lost time- and fatality injury frequency rates have shown an improvement quarter on quarter and a number of operations achieved excellent safety results. It is with great sadness though that three employees lost their lives in three separate accidents during the quarter.
My heartfelt condolences go to the family, friends and colleagues of:
Moji Augustinus Matela (team leader at Tshepong), Amos Twala (team leader at Bambanani) and Soba Mboyana (winch operator at Masimong).
An independent review of the Harmony safety strategy was conducted during the quarter and actions were implemented based on the recommendations.
More information on how we approach safety can be found in our safety fact sheet at http://www.harmony.co.za/investors/news-and-events/
fact-sheets. Details on our safety performance for the past year and our targets for the coming financial year can be found in our integrated report, which will be published towards the end of October 2014.
3. INTERNATIONAL MINING INDUSTRY UNDERWRITERS’ (IMIU)
RISK ASSESSMENT
Our mining assets are insured for both business interruption as well as property risk. IMIU is a globally recognised market leader in insuring all types of mining, including underground exposures and is one of the lead insurers partaking in Harmony’s asset insurance programme. All our mining assets are subject to an annual risk assessment by specialist engineers and IMIU’s technical team assesses the merits of each and every risk that IMIU underwrites.
Harmony commenced with the annual IMIU surveys during 2003. Of significance is the continuous improvement in our operations’ scores in comparison with IMIU’s global average score. IMIU’s 2014 global mining average is calculated based on 390 mining operations surveyed worldwide. 93% of Harmony’s operations scored higher than the global average during 2014 in respect of the measures implemented to manage property and machinery risks. Overall, based on IMIU’s insurability matrix, a steep improvement in our operations’ overall property risk management has been evident especially over the past
3 years. This is indicative of the continued capital investment in our infrastructure to maintain safe operating conditions.
Our South African asset portfolio is subject to routine maintenance which is facilitated through an electronic system, as well as systemised continuous condition monitoring protocols. We continue to invest in security upgrades, metallurgical plant upgrades as well as the upgrade and continuous maintenance of our existing asset portfolio.
4. GOLD MARKET
Harmony remains bullish about gold in the long term. Following the sharp price decline during 2013, capital expenditure in the gold industry has been reduced and many projects have been stalled or delayed. This is expected to lead to a reduction in world gold production, possibly from as early as 2015. Demand from central banks, especially in the
East, is increasing and the long term demand trend for gold bars and coins is rising with a notable increase in demand from the East.

In addition, total exchange traded funds’ holdings have stabilised and physical demand rebounds strongly when the price declines. This confirms gold’s long history as an investment tool and store of value. It remains a secure investment and while the price may fluctuate, gold will always be in demand.
The average rand gold price received decreased from R454 725/kg in financial year 2013 (FY13) to R432 165/kg in financial year 2014 (FY14).
The decrease was the result of a 19% decrease in the US dollar gold price received for FY14 – from US$1 603/oz to US$1 299/oz. The decrease in the US dollar gold price was partially offset by the weakening of the rand against the US dollar in FY14 to R10.35/US$ (R8.82/US$ in FY13).
5. OPERATIONAL RESULTS
Year on year
Gold production for FY14 increased by 3% to 36 453kg, compared to
35 374kg for financial year 2013, with a 4% decrease in all-in sustaining costs from R431 745/kg in FY13, to R413 433/kg in FY14.
The following operations showed marked improvements year on year:
· Kusasalethu (+1 954kg) increased its recovered grade by 7% from
3.85g/t to 4.11g/t. The previous year was severely affected by strikes and the increase in gold production in FY14 indicates the beginning of a return to normal production levels.
· Bambanani (+970kg) increased its recovered grade by 28% to
12.50g/t, while tonnes milled increased by 26% year on year, as the shaft pillar mining begins to ramp up.
· Hidden Valley (+648kg) had a significant turn around in its performance during FY14. A 15% improvement in the gold recovery grade was achieved (from 1.43g/t for FY13 to 1.65g/t in the year under review), while 9% more tonnes (at 2 001 000t) were milled during the year.
· Phakisa (+542kg) continues to build up its production, with a 13%
increase in tonnes milled at 577 000t year on year. The recovered grade also improved by 9%, from 4.75g/t to 5.16g/t.
· Target 1 (+526kg) had a very good year, with a 5% improvement in recovered grade to 5.83g/t, well above its reserve grade combined with an 8% increase in tonnes milled at 771 000t.
The following operations’ year on year performance was less
encouraging:
· Doornkop (-1 028kg) – the accident in the March 2014 quarter and the closure of the Kimberley reef section resulted in a 2% decrease in recovered grade to 3.53g/t, while tonnes milled were also adversely affected.
· Masimong (-898kg) underperformed during the year with a 3%
decrease in recovered grade and a 23% decrease in tonnes milled
(from 868 000t to 670 000t).
· Joel (-893kg) suffered losses due to the shaft bottom that was flooded. Although this has been rectified, Joel’s recovery grade was
19% lower year on year at 4.26g/t and in FY14, tonnes milled for
FY14 also decreased by 10%.
· Dumps (-376kg) milled 13% less tonnes in FY14 and recovery grade was 18% lower at 0.31g/t (FY13:0.38g/t).
· Target 3’s (-213kg) recovered grade decreased by 7% year on year
(from 5.03g/to to 4.69g/t) while tonnes milled decreased by 7% to
301 000t.
· Kalgold (-170kg) recorded a lower recovery grade for FY14 at 0.79g/t and throughput increased by 5% to 1 472 000t.
Production profit for FY14 was R3.8 billion compared to R4.6 billion in
FY13, mainly due to a 5% decrease in the rand gold price received and a 4% (R495 million) increase in cash operating costs for FY14.
Operational capital expenditure for FY14 decreased by 19%
to  R2.5  billion as planned, compared to R3.1 billion in FY13, mainly due to a decrease in capital expenditure at Hidden Valley in Papua New
Guinea (PNG).
Quarter on quarter
Gold production for the June 2014 quarter increased by 7% (567kg)
from 8 368kg in the March 2014 quarter to 8 935kg in the June quarter.
All-in sustaining costs remained steady at R428 383/kg.
Production profit for the quarter was R847 million compared to
R924  million in the March 2014 quarter, mainly due to a lower rand gold price. The rand gold price received decreased by 3% from
R450  528/kg in the March 2014 quarter to R435 775/kg in the June
2014 quarter. The decrease was as a result of the rand dollar exchange rate strengthening by 3% against the US dollar to R10.51/US$. The
US dollar gold price received for the June 2014 quarter of $1 289/oz, was slightly lower than in the March quarter 2014.
Cash operating costs increased by 6% (R180 million) in the June 2014 quarter, mainly due to an increase in consumables as well as higher winter electricity tariffs for the South African operations.
Capital expenditure for the June 2014 quarter increased by 17% to
R676 million, compared to R579 million in the March 2014 quarter, mainly at the South African underground operations.
6. OUR FY15 BUSINESS PLANS
We completed our business plans for FY15 in August 2014. Particular focus was placed on the following:
· improving operating margins
· robust and realistic operating planning
· increasing free cash flow through higher grades and cost control
· capital expenditure which ensures returns are made within a reasonable period of time.
We believe that our FY15 business plans adhere to the factors set out above. Every effort will be made to ensure that our performance exceeds market expectations.
7. FINANCIAL RESULTS
Year on year
Revenue
The 4% increase in gold sold from 34 970kg in FY13 to 36 288kg in
FY14, was more than offset by a 5% decrease in average gold price received, resulting in a decrease in revenue of R220 million year on year.
Production costs
The annual production cost increase was well contained from
R11.3  billion in FY13 to R11.9 billion in FY14, or 5%, despite high electricity and labour cost increases.
Other items in cost of sales
Other items included in cost of sales for the year ended 30 June 2014 include employment termination and restructuring costs of R274 million relating mainly to the voluntary retrenchment packages offered in South
Africa and the restructuring at the Hidden Valley operation.
Loss per share
The loss per share of 293 SA cents for the year ended 30 June 2014 reduced from the loss per share of 543 SA cents for the year ended
30 June 2013.

Results for the fourth quarter FY14
and year ended 30 June 2014
Borrowings
Total borrowings increased by R322 million to R2 860 million in the year ended 30 June 2014. This is due to a total drawdown of US$60 million
(R612 million) and a foreign exchange translation loss of R155 million recorded on the US$ syndicated facility during the year. This was partially offset by the repayment of R467 million made during the year on the
Nedbank revolving credit facility.
Quarter on quarter
Impairment of assets
The impairment in the June 2014 quarter consists of an impairment of
R1.38 billion in respect of Phakisa (includes goodwill of R1.31 billion),
R7 million on Steyn 2 and R21 million on St Helena, following the annual life-of-mine reassessment.
The impairment recorded in respect of Phakisa resulted from the combination of a number of factors, including the removal of the decline project from the business plan, new revenue and cost estimates in the business plan, and using higher discount rates as determined by market parameters.
(Loss)/profit from associates
The June 2014 quarter includes the provision of the loss related to the inventory discrepancy at Rand Refinery of R127 million.
Deferred taxation
A deferred tax credit of R337 million was recorded following the net decrease in the deferred tax rates year on year for the South African companies.
Net (loss)/profit
The net loss for the June 2014 quarter was R1.22 billion, compared to a net profit of R31 million in the March 2014 quarter, mainly due to the impairment of R1.41 billion recorded.
(Loss)/profit per share
The loss per share of 282 SA cents in the June 2014 quarter reduced from the earnings per share of 7 SA cents in the March 2014 quarter.
Non-current assets and assets of disposal groups classified as held for sale
The sale of the investment in Witwatersrand Consolidated Gold
Resources Limited (Wits Gold) was completed during the June 2014 quarter and the consideration for the sale of R51 million was received in April 2014. The accumulated gains of R14 million were reclassified to the income statement and resulted in a profit on disposal.
8. GOLPU
The Golpu resource definition drilling program is now complete for FY14 and there are no new assay results to report this quarter. A conceptual study report on four, high-grade, sub-level cave start-up mine options was completed which has progressed into pre-feasibility study.
Mine options at 2.5 Mtpa and 5 Mtpa were selected for progression to pre-feasibility study level which will be completed when the gated process has been completed toward the end of the calendar year.
9. EMPLOYEE RELATIONS
The labour relations climate in Harmony and in the gold sector has remained relatively stable over the quarter under review.
10. BIO-ENERGY PROJECT
Harmony is implementing a bio-energy project involving the procreation of biocrops on mine-impacted land in the Free State to generate natural gas as a substitute for fossil fuels in the company’s Harmony 1 Gold
Plant elution and carbon regeneration circuits. Phase 1 of the project aims to deliver 71,000GJ of energy within 18 months with production being ramped up to generate 187,000GJ within 36 months. This project aims to turn mine-impacted land to account by creating a value-adding use for it and, in so doing, promote skills development and job creation for communities and ensure a sustainable legacy in the Free State.
As part of this process, we will convert electrical and polyfuel heating of elution water at our gold plants to biogas heating.
11. IN CONCLUSION
Our strategy is to focus on improving our margins, growing the value per share of our PNG assets and we intend identifying acquisition opportunities outside South Africa. We remain committed to positioning
Harmony as a competitive, value focused gold mining company.
Graham Briggs
Chief Executive Officer

Harmony’s statement of Mineral Resources and Mineral Reserves as at 30 June 2014 is produced in accordance with the South African
Code for Reporting of Exploration Results, Mineral Resources and
Mineral Reserves (SAMREC) and the Australasian Code for Reporting of
Exploration Results, Mineral Resources and Ore Reserves (JORC).
This report only provides a summary of the update, while the detailed statement of the Mineral Resources and Mineral Reserves will be published in the Integrated Report on 23 October 2014, which will be available at www.harmony.co.za/investors. The Mineral
Resources are reported inclusive of the Mineral Reserves. We use certain terms in this summary such as ‘Measured’, ‘Indicated’
and ‘Inferred’ Resources, which the United States’ (US) Securities and Exchange Commission (SEC) guidelines strictly prohibit
US-registered companies from including in their filings with the SEC.
US investors are urged to closely consider the disclosure in our Form
20-F which will also be available after 23 October 2014.
The Company’s attributable gold equivalent Mineral Resources are declared as  133.8 million ounces (Moz) as at 30 June 2014, a 9.4%
decrease year-on-year from the 147.7Moz declared on 30 June 2013.
The 9.4% decrease collectively represents depletion during the year and geology related changes. The gold Resource ounces in South
Africa represent 69%, while Papua New Guinea (PNG) gold and gold equivalent ounces represent 31% of Harmony’s total gold equivalent
Resources as at 30 June 2014.
As at 30 June 2014, Harmony’s attributable gold equivalent Mineral
Reserves amounted to 49.5Moz of gold, a 3.9% decrease from the
51.5Moz declared on 30 June 2013. The 3.9% decrease collectively represents depletion during the year, a change in Reserves from surface sources together with some scope changes at some of the underground operations. The gold Reserve ounces in South Africa represent 57%
while the PNG gold and gold equivalent ounces represent 43% of
Harmony’s total Reserves as at 30 June 2014.
There are no changes in the Reserves of Wafi-Golpu (jointly held by
Harmony and Newcrest Mining Limited in a 50/50 joint venture) since the pre-feasibility study was completed in 2012. Changes to the Resources are as a result of additional drilling and a more robust geological model.
On a 100% basis, Golpu continues to host high grade, quality Reserves of 450Mt, containing 12.4Moz of gold and 5.4 million tonnes (Mt) of copper.
In converting the Mineral Resources to Mineral Reserves the following parameters were applied:
· for the South African assets a gold price of R425 000/kg;
· the Hidden Valley operations and Wafi-Golpu project in the Morobe
Mining Joint Venture applied prices of US$1 250/oz Au, US$21/oz Ag,
US$15/lb Mo and US$3.10/lb Cu. For Wafi-Golpu, gold
equivalent ounces are calculated assuming a US$1400/oz Au and
US$3.10/lb Cu and for Hidden Valley US$23.00/oz Ag with 100%
recovery assumed for all metals.
Harmony’s South African Mineral Resources were reviewed and
audited by SRK Consulting Engineers and Scientists for compliance with SAMREC. The Golpu Mineral Resources were audited by AMC
Consultants Pty Ltd for compliance with the standards set out in JORC
Code. Other Harmony Papua New Guinea Mineral Resources and Ore
Reserves have been reviewed in previous years, but these reviews were not updated for this declaration as there have been no material changes to calculation methodologies.
Note: Au = gold; Cu = copper; Ag = Silver, Mo = Molybdenum
Summary of Mineral Resources and Mineral Reserves as at 30 June 2014
Measured
Indicated
Inferred
Total
Resources
Tonnes
(Mt)
g/t
Gold
’000oz
Tonnes
(Mt)
g/t
Gold
’000oz
Tonnes
(Mt)
g/t
Gold
’000oz
Tonnes
(Mt)
g/t
Gold
’000oz
SA underground 77.7 9.31 23 242 83.4 9.25 24 808 155.2 7.07 35 262 316.3 8.19 83 312
SA surface incl Kalgold 391.3 0.28 3 594 680.0 0.23 5 198 51.3 0.47 769     1 122.6 0.26 9 561
Total South Africa
469.0
26 836
763.4
30 006
206.5
36 031     1 438.9
92 873
Hidden Valley* 1.2 1.15 44 48.7 1.59 2 505 2.8 1.24 112 52.7 1.57 2 661
Wafi-Golpu system* – 484.9 0.74 11 580 140.0 0.59 2 649 624.9 0.71 14 229
Total Papua New Guinea
1.2
44
533.6
14 085
142.8
2 761
677.6
16 890
Total gold Resources
470.2
26 880     1 297.0
44 091
349.3
38 792     2 116.5
109 763
Hidden Valley – gold
equivalent
ounces* 14 792 45 850
Wafi-Golpu – gold
equivalent ounces*
19 521 3 620 23 141
Total Gold Equivalent
Resources
470.2
26 894     1 297.0
64 404
349.3
42 457     2 116.5
133 754
Proved
Probable
Total
Reserves
Tonnes
(Mt)
g/t
Gold
’000oz
Tonnes
(Mt)
g/t
Gold
’000oz
Tonnes
(Mt)
g/t
Gold
’000oz
SA underground 54.4 5.71 9 978 54.4 5.67 9 924 108.8 5.69 19 902
SA surface incl Kalgold 361.0 0.28 3 303 608.7 0.24 4 739 969.7 0.26 8 042
Total South Africa
415.4
13 281
663.1
14 663     1 078.5
27 944
Hidden Valley* 1.1 1.13 41 27.0 1.78 1 547 28.1 1.76 1 588
Wafi-Golpu system* 225.0 0.86 6 194 225 0.86 6 194
Total Papua New Guinea
1.1
41
252.0
7 741
253.1
7 782
Total gold Reserves
416.5
13 322
915.1
22 404     1 331.6
35 726
Hidden Valley – gold equivalent ounces* 11 456 466
Wafi-Golpu – gold equivalent ounces* 13 265 13 265
Total Gold Equivalent Reserves
416.5
13 333
915.1
36 125     1 331.6
49 457
*Represents Harmony’s 50% portion
Summary update of Harmony’s Mineral Resources and Mineral Reserves as at 30 June 2014

Results for the fourth quarter FY14
and year ended 30 June 2014
OPERATIONAL RESULTS – Quarter on quarter
(Rand/Metric) (US$/Imperial)
Three
months
ended
Underground production
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Steyn 2
Joel
Ore milled
– t’000
Jun-14
286
161
146
247
156
206
49
152
Mar-14 226 102 138 232 164 181 61 88
Gold produced
– kg
Jun-14
1 353
532
763
1 188
616
998
549
619
Mar-14 929 434 752 1 024 660 1 173 806 345
Gold produced
– oz
Jun-14
43 500
17 104
24 531
38 195
19 805
32 086
17 651
19 901
Mar-14 29 868 13 953 24 177 32 922 21 219 37 713 25 914 11 092
Yield
– g/tonne
Jun-14
4.73
3.30
5.23
4.81
3.95
4.84
11.20
4.07
Mar-14 4.11 4.25 5.45 4.41 4.02 6.48 13.21 3.92
Cash operating
costs
– R/kg
Jun-14
349 534
521 910
367 172
296 997
396 333
283 327
301 040
283 733
Mar-14 463 848 582 786 335 239 325 056 356 248 219 864 209 318 450 803
Cash operating
costs
– US$/oz
Jun-14
1 034
1 544
1 086
879
1 173
838
891
839
Mar-14 1 332 1 674 963 934 1 023 632 601 1 295
Cash operating
costs
– R/tonne
Jun-14
1 654
1 725
1 919
1 428
1 565
1 373
3 373
1 155
Mar-14 1 907 2 480 1 827 1 435 1 434 1 425 2 766 1 767
Gold sold
– Kg
Jun-14
1 131
458
759
1 181
612
1 103
545
544
Mar-14 1 118 491 722 983 634 1 035 774 390
Gold sold
– oz
Jun-14
36 362
14 725
24 402
37 970
19 676
35 462
17 522
17 490
Mar-14 35 944 15 786 23 213 31 604 20 384 33 276 24 884 12 539
Revenue
(R’000)
Jun-14
493 055
195 768
332 058
516 839
268 045
482 003
238 972
238 095
Mar-14 500 510 223 445 326 249 444 215 286 428 466 477 348 599 176 285
Cash operating
costs
(R’000)
Jun-14
472 920
277 656
280 152
352 833
244 141
282 760
165 271
175 631
Mar-14 430 915 252 929 252 100 332 857 235 124 257 900 168 710 155 527
Inventory
movement
(R’000)
Jun-14
(83 364)
(33 881)
(5 436)
(11 891)
(3 134)
21 428
2 285
(15 350)
Mar-14 64 740 20 837 (11 605) (15 785) (9 651) (36 805) (11 689) 3 609
Operating costs
(R’000)
Jun-14
389 556
243 775
274 716
340 942
241 007
304 188
167 556
160 281
Mar-14 495 655 273 766 240 495 317 072 225 473 221 095 157 021 159 136
Production profit
(R’000)
Jun-14
103 499
(48 007)
57 342
175 897
27 038
177 815
71 416
77 814
Mar-14 4 855 (50 321) 85 754 127 143 60 955 245 382 191 578 17 149
Production profit
(US$’000)
Jun-14
9 844
(4 566)
5 454
16 730
2 571
16 913
6 793
7 401
Mar-14 449 (4 647) 7 921 11 742 5 629 22 662 17 694 1 584
Capital
expenditure
(R’000)
Jun-14
142 781
59 675
96 274
82 806
46 330
75 609
39 240
36 572
Mar-14 115 731 54 634 74 573 71 374 43 154 88 100 25 121 28 339
Capital
expenditure
(US$’000)
Jun-14
13 581
5 676
9 157
7 876
4 407
7 192
3 732
3 479
Mar-14 10 688 5 046 6 887 6 592 3 985 8 136 2 321 2 617
Adjusted
operating costs
– R/kg
Jun-14
348 804
548 431
368 133
294 107
395 334
279 358
312 620
299 867
Mar-14 447 045 556 494 340 244 329 294 357 868 218 341 229 506 414 909
Adjusted
operating costs
– US$/oz
Jun-14
1 032
1 622
1 089
870
1 170
826
925
887
Mar-14 1 284 1 599 977 946 1 028 627 659 1 192
All-in sustaining
costs
– R/kg
Jun-14
489 102
688 392
491 231
375 224
485 991
358 028
362 042
344 922
Mar-14 566 448 677 873 454 007 415 208 443 606 315 767 255 333 468 583
All-in sustaining
costs
– US$/oz
Jun-14
1 447
2 037
1 453
1 110
1 438
1 059
1 071
1 020
Mar-14 1 627 1 947 1 304 1 193 1 274 907 733 1 346

South Africa
Hidden
Valley
Total
Harmony
Surface production
Total
South
Africa
Unisel
Target 3
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
98
71
1 572
1 564
649
388
2 601
4 173
525
4 698
95 73 1 360 1 483 620 356 2 459 3 819 467 4 286
392
311
7 321
192
225
268
685
8 006
929
8 935
458 360 6 941 201 155 255 611 7 552 816 8 368
12 603
9 999
235 375
6 173
7 234
8 616
22 023
257 398
29 868
287 266
14 725 11 574 223 157 6 462 4 983 8 198 19 643 242 800 26 235 269 035
4.00
4.38
4.66
0.12
0.35
0.69
0.26
1.92
1.77
1.90
4.82 4.93 5.10 0.14 0.25 0.72 0.25 1.98 1.75 1.95
379 821
447 550
346 871
352 250
340 707
372 201
356 264
347 675
291 793
341 864
322 395 382 311 341 644 279 746 441 426 404 459 372 810 344 166 337 621 343 527
1 124
1 324
1 026
1 042
1 008
1 101
1 054
1 029
863
1 011
926 1 098 981 804 1 268 1 162 1 071 989 970 987
1 519
1 960
1 615
43
118
257
94
667
516
650
1 554 1 885 1 744 38 110 290 93 681 590 671
390
344
7 067
204
225
273
702
7 769
866
8 635
440 317 6 904 220 158 321 699 7 603 899 8 502
12 539
11 060
227 208
6 559
7 234
8 777
22 570
249 778
27 843
277 621
14 146 10 192 221 968 7 073 5 080 10 320 22 473 244 441 28 903 273 344
170 550
149 999
3 085 384
89 208
93 668
119 767
302 643
3 388 027
374 891
3 762 918
198 666 142 729 3 113 603 97 738 71 013 142 303 311 054 3 424 657 405 728 3 830 385
148 890
139 188
2 539 442
67 632
76 659
99 750
244 041
2 783 483
271 076
3 054 559
147 657 137 632 2 371 351 56 229 68 421 103 137 227 787 2 599 138 275 499 2 874 637
(1 117)
10 593
(119 867)
786
(203)
3 388
3 971
(115 896)
(23 155)
(139 051)
(6 375) (19 718) (22 442) 5 483 (415) 17 747 22 815 373 30 997 31 370
147 773
149 781
2 419 575
68 418
76 456
103 138
248 012
2 667 587
247 921
2 915 508
141 282 117 914 2 348 909 61 712 68 006 120 884 250 602 2 599 511 306 496 2 906 007
22 777
218
665 809
20 790
17 212
16 629
54 631
720 440
126 970
847 410
57 384 24 815 764 694 36 026 3 007 21 419 60 452 825 146 99 232 924 378
2 167
20
63 327
1 977
1 636
1 582
5 195
68 522
12 076
80 598
5 300 2 292 70 626 3 328 277 1 978 5 583 76 209 9 165 85 374
23 209
28 923
631 419
683
3 100
7 026
10 809
642 228
33 561
675 789
20 524 27 095 548 645 696 2 877 5 478 9 051 557 696 21 225 578 921
2 208
2 751
60 059
65
295
668
1 028
61 087
3 192
64 279
1 895 2 502 50 669 64 266 506 836 51 505 1 960 53 465
385 498
444 310
347 984
335 444
339 804
396 904
360 742
349 039
288 118
342 933
328 059 378 538 345 144 280 602 430 417 381 105 360 620 346 691 335 115 345 467
1 140
1 314
1 029
992
1 005
1 174
1 067
1 033
847
1 015
942 1 087 991 806 1 236 1 095 1 036 996 955 992
459 398
538 569
442 360
338 792
363 737
434 223
383 899
437 028
350 783
428 383
391 820 476 358 434 202 283 766 465 069 411 143 383 242 429 210 400 943 426 221
1 359
1 593
1 309
1 002
1 076
1 285
1 136
1 293
1 032
1 267
1 126 1 368 1 247 815 1 336 1 181 1 101 1 233 1 143 1 224

Results for the fourth quarter FY14
and year ended 30 June 2014
OPERATING RESULTS – Year on year
(Rand/Metric) (US$/Imperial)
Year
ended
Underground production
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Ore milled
– t’000
Jun-14
1 143
737
577
947
670
771
206
548
Jun-13 711 1 008 512 1 040 868 717 164 611
Gold produced
– kg
Jun-14
4 694
2 603
2 976
4 223
2 718
4 493
2 576
2 335
Jun-13 2 740 3 631 2 434 4 154 3 616 3 967 1 606 3 228
Gold produced
– oz
Jun-14
150 916
83 687
95 680
135 772
87 385
144 453
82 821
75 072
Jun-13 88 093 116 738 78 255 133 554 116 256 127 542 51 635 103 782
Yield
– g/tonne
Jun-14
4.11
3.53
5.16
4.46
4.06
5.83
12.50
4.26
Jun-13 3.85 3.60 4.75 3.99 4.17 5.53 9.79 5.28
Cash operating
costs
– R/kg
Jun-14
389 762
420 617
358 995
326 498
360 006
233 487
222 764
294 493
Jun-13 553 358 296 714 405 077 343 895 272 403 238 840 292 136 206 737
Cash operating
costs
– US$/oz
Jun-14
1 171
1 264
1 079
981
1 082
702
669
885
Jun-13 1 951 1 046 1 428 1 212 960 842 1 030 729
Cash operating
costs
– R/tonne
Jun-14
1 601
1 486
1 852
1 456
1 460
1 361
2 786
1 255
Jun-13 2 132 1 069 1 926 1 374 1 135 1 321 2 861 1 092
Gold sold
– Kg
Jun-14
4 531
2 633
2 963
4 204
2 708
4 508
2 567
2 308
Jun-13 2 698 3 550 2 423 4 135 3 598 3 925 1 591 3 192
Gold sold
– oz
Jun-14
145 673
84 653
95 263
135 161
87 064
144 936
82 530
74 204
Jun-13 86 742 114 135 77 902 132 944 115 679 126 191 51 152 102 625
Revenue
(R’000)
Jun-14
1 959 013
1 126 208
1 283 570
1 822 120
1 170 982
1 947 595
1 110 756
994 583
Jun-13 1 212 834 1 615 027 1 102 618 1 886 777 1 639 903 1 794 310 717 434 1 451 977
Cash operating
costs
(R’000)
Jun-14
1 829 543
1 094 866
1 068 368
1 378 800
978 495
1 049 059
573 839
687 640
Jun-13 1 516 201 1 077 368 985 957 1 428 541 985 011 947 479 469 171 667 347
Inventory
movement
(R’000)
Jun-14
(76 931)
3 240
(7 240)
(13 782)
4 109
1 709
59
(19 618)
Jun-13 (32 663) (35 084) (3 626) (1 514) (10 316) (10 387) (13 307) (13 356)
Operating costs
(R’000)
Jun-14
1 752 612
1 098 106
1 061 128
1 365 018
982 604
1 050 768
573 898
668 022
Jun-13 1 483 538 1 042 284 982 331 1 427 027 974 695 937 092 455 864 653 991
Production profit
(R’000)
Jun-14
206 401
28 102
222 442
457 102
188 378
896 827
536 858
326 561
Jun-13 (270 704) 572 743 120 287 459 750 665 208 857 218 261 570 797 986
Production profit
(US$’000)
Jun-14
19 940
2 715
21 490
44 160
18 200
86 642
51 865
31 549
Jun-13 (30 685) 64 922 13 635 52 113 75 402 97 167 29 649 90 453
Capital
expenditure
(R’000)
Jun-14
508 869
237 922
360 120
300 518
167 874
289 408
124 967
144 903
Jun-13 419 566 285 427 337 462 310 494 170 610 331 010 115 390 159 682
Capital
expenditure
(US$’000)
Jun-14
49 162
22 986
34 791
29 033
16 218
27 960
12 073
13 999
Jun-13 47 559 32 354 38 252 35 195 19 339 37 521 13 080 18 100
Adjusted
operating costs
– R/kg
Jun-14
395 061
429 415
365 692
331 640
371 056
237 627
234 117
296 210
Jun-13 571 058 301 531 415 213 354 213 281 455 245 026 297 064 213 772
Adjusted
operating costs
– US$/oz
Jun-14
1 187
1 290
1 099
997
1 115
714
703
890
Jun-13 2 013 1 063 1 464 1 249 992 864 1 047 754
All-in sustaining
costs
– R/kg
Jun-14
522 347
523 839
486 710
415 061
450 210
312 436
263 867
338 957
Jun-13 742 033 380 935 549 340 441 108 346 557 338 405 325 497 252 342
All-in sustaining
costs
– US$/oz
Jun-14
1 570
1 574
1 463
1 247
1 353
939
793
1 019
Jun-13 2 616 1 343 1 937 1 555 1 222 1 193 1 148 890

South Africa
Hidden
Valley
Total
Harmony
Surface production
Other
Total
South
Africa
Unisel
Target 3
Steyn 2
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
408
301
33
6 341
6 073
2 897
1 472
10 442
–
16 783
2 001
18 784
446 323 47 6 447 5 358 3 326 1 398 10 082 – 16 529 1 844 18 373
1 838
1 413
392
30 261
835
903
1 162
2 900
–
33 161
3 292
36 453
1 813 1 626 477 29 292 827 1 279 1 332 3 438 – 32 730 2 644 35 374
59 093
45 429
12 603
972 911
26 846
29 032
37 358
93 236
–
1 066 147
105 840
1 171 987
58 289 52 277 15 335 941 756 26 588 41 121 42 825 110 534 – 1 052 290 85 007 1 137 297
4.50
4.69
11.88
4.77
0.14
0.31
0.79
0.28
–
1.98
1.65
1.94
4.07 5.03 10.15 4.54 0.15 0.38 0.95 0.34 – 1.98 1.43 1.93
326 466
394 522
263 893
327 866
294 408
363 568
351 670
338 887
–
328 830
329 943
328 931
315 136 316 547 286 067 317 478 279 615 337 428 288 147 304 428 – 316 108 434 796 324 979
981
1 185
793
985
885
1 092
1 057
1 018
–
988
991
988
1 111 1 116 1 009 1 119 986 1 190 1 016 1 073 – 1 114 1 533 1 146
1 471
1 852
3 135
1 565
40
113
278
94
–
650
543
638
1 281 1 594 2 903 1 442 43 130 275 104 – 626 623 626
1 834
1 409
393
30 058
825
895
1 203
2 923
–
32 981
3 307
36 288
1 804 1 613 473 29 002 805 1 278 1 263 3 346 – 32 348 2 622 34 970
58 964
45 301
12 635
966 384
26 524
28 775
38 677
93 976
–
1 060 360
106 322
1 166 682
58 000 51 859 15 207 932 436 25 882 41 088 40 607 107 577 – 1 040 013 84 299 1 124 312
792 420
608 508
167 938
12 983 693
357 467
385 899
521 812
1 265 178
–
14 248 871
1 433 545
15 682 416
824 716 737 285 215 105 13 197 986 365 212 578 805 570 694 1 514 711 – 14 712 697 1 189 031 15 901 728
600 044
557 459
103 446
9 921 559
245 831
328 302
408 640
982 773
–
10 904 332
1 086 173
11 990 505
571 341 514 705 136 454 9 299 575 231 242 431 570 383 812 1 046 624 – 10 346 199 1 149 601 11 495 800
(280)
(622)
3 268
(106 088)
(5 116)
(4 492)
10 019
411
–
(105 677)
3 520
(102 157)
(4 018) (6 242) (1 552) (132 065) (6 306) (4 707) (27 909) (38 922) – (170 987) (4 079) (175 066)
599 764
556 837
106 714
9 815 471
240 715
323 810
418 659
983 184
–
10 798 655
1 089 693
11 888 348
567 323 508 463 134 902 9 167 510 224 936 426 863 355 903 1 007 702 – 10 175 212 1 145 522 11 320 734
192 656
51 671
61 224
3 168 222
116 752
62 089
103 153
281 994
–
3 450 216
343 852
3 794 068
257 393 228 822 80 203 4 030 476 140 276 151 942 214 791 507 009 – 4 537 485 43 509 4 580 994
18 613
4 992
5 914
306 080
11 279
5 999
9 965
27 243
–
333 323
33 220
366 543
29 176 25 938 9 092 456 862 15 900 17 224 24 347 57 471 – 514 333 4 932 519 265
85 613
128 197
1 739
2 350 130
2 310
8 569
33 134
44 013
–
2 394 143
122 346
2 516 489
77 930 145 073 3 830 2 356 474 156 064 14 744 52 470 223 278 26 544 2 606 296 505 888 3 112 184
8 271
12 385
168
227 046
223
828
3 201
4 252
–
231 298
11 820
243 118
8 833 16 444 434 267 111 17 690 1 671 5 948 25 309 3 009 295 429 57 343 352 772
334 795
402 113
251 681
333 975
291 815
361 798
356 360
339 808
–
334 502
329 224
334 021
329 332 320 093 293 125 326 196 280 227 339 889 282 737 303 962 – 323 931 445 555 333 048
1 006
1 208
756
1 004
877
1 087
1 071
1 021
–
1 005
985
1 004
1 161 1 129 1 033 1 150 988 1 198 997 1 072 – 1 142 1 560 1 174
397 993
503 810
272 956
418 105
294 615
383 701
397 889
364 396
–
413 270
415 068
413 433
388 617 419 004 321 340 411 584 284 911 365 401 329 652 332 542 – 403 856 775 866 431 745
1 196
1 514
820
1 256
885
1 153
1 196
1 095
–
1 242
1 244
1 242
1 370 1 477 1 133 1 451 1 005 1 288 1 162 1 172 – 1 424 2 711 1 522

Results for the fourth quarter FY14
and year ended 30 June 2014
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Rand)
Figures in million
Note
Quarter ended
Year ended
30 June
2014
(Unaudited)
31 March
2014
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 June
2014
(Reviewed)
30 June
2013
(Audited)
(Restated)*
Continuing operations
Revenue 3 763 3 830 3 483 15 682 15 902
Cost of sales 3 (4 941) (3 595) (6 171) (16 088) (16 448)
Production costs (2 916) (2 906) (2 812) (11 888) (11 321)
Amortisation and depreciation (526) (475) (531) (2 143) (2 001)
Impairment of assets (1 410) (29) (2 733) (1 439) (2 733)
Other items (89) (185) (95) (618) (393)
Gross (loss)/profit
(1 178)
235
(2 688)
(406)
(546)
Corporate, administration and other expenditure (112) (109) (127) (431) (465)
Social investment expenditure (21) (8) (57) (88) (127)
Exploration expenditure (114) (90) (219) (458) (673)
Profit on sale of property, plant and equipment 5 30 – – 30 139
Other expenses (net) 8 (47) (22) (169) (208) (350)
Operating (loss)/profit
(1 442)
6
(3 260)
(1 561)
(2 022)
(Loss)/profit from associates 6 (125) 10 – (108) –
Profit on disposal/(impairment) of investments 7 14 – – 7 (88)
Net gain/(loss) on financial instruments 32 25 (8) 170 173
Investment income 61 64 67 220 185
Finance cost (101) (59) (57) (277) (256)
(Loss)/profit before taxation
(1 561)
46
(3 258)
(1 549)
(2 008)
Taxation 338 (15) (239) 279 (655)
Normal taxation 1 24 78 (24) (271)
Deferred taxation 337 (39) (317) 303 (384)
Net (loss)/profit from continuing operations
(1 223)
31
(3 497)
(1 270)
(2 663)
Discontinued operations
Profit from discontinued operations – – – – 314
Net (loss)/profit for the period
(1 223)
31
(3 497)
(1 270)
(2 349)
Attributable to:
Owners of the parent
(1 223) 31 (3 497) (1 270) (2 349)
(Loss)/earnings per ordinary share (cents)
4
(Loss)/earnings from continuing operations (282) 7 (808) (293) (616)
Earnings from discontinued operations – – – – 73
Total (loss)/earnings
(282)
7
(808)
(293)
(543)
Diluted (loss)/earnings per ordinary share (cents)
4
(Loss)/earnings from continuing operations (282) 7 (808) (293) (616)
Earnings from discontinued operations – – – – 73
Total diluted (loss)/earnings
(282)
7
(808)
(293)
(543)
* The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated provisional financial statements (condensed consolidated financial statements) have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry, supervised by the financial director, Mr Frank Abbott. They have been approved by the board of Harmony Gold Mining Company Limited on 11 August 2014.
The condensed consolidated financial statements for the 12 months ended 30 June 2014 were reviewed by the group’s external auditors, PricewaterhouseCoopers Incorporated (see note 15).
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Rand)
Figures in million
Quarter ended
Year ended
30 June
2014
(Unaudited)
31 March
2014
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 June
2014
(Reviewed)
30 June
2013
(Audited)
(Restated)*
Net (loss)/profit for the period (1 223) 31 (3 497) (1 270) (2 349)
Other comprehensive income/(loss) for the period, net of
income tax
624 (416) 25 (140) 737
Items that may be reclassified subsequently to profit or loss: 655 (416) 25 (109) 737
Foreign exchange translation 668 (421) 26 (108) 742
Movements on investments (13) 5 (1) (1) (5)
Items that will not be reclassified to profit or loss: (31) – – (31) –
Actuarial loss recognised during the year (38) – – (38) –
Deferred taxation thereon 7 – – 7 –
Total comprehensive (loss)/income for the period
(599)
(385)
(3 472)
(1 410)
(1 612)
Attributable to:
Owners of the parent
(599) (385) (3 472) (1 410) (1 612)
* The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Rand)
for the year ended 30 June 2014
Figures in million
Note
Share
capital
Other
reserves
(Accumulated
loss)/retained
earnings
Total
Balance – 30 June 2013 as previously reported * 28 325 3 464 522 32 311
Restatement for IFRIC 20 2 – (22) (74) (96)
Restated balance – 30 June 2013 28 325 3 442 448 32 215
Share-based payments – 237 – 237
Net loss for the period – – (1 270) (1 270)
Other comprehensive loss for the period – (140) – (140)
Balance – 30 June 2014 (Reviewed)
28 325
3 539
(822)
31 042
Balance – 30 June 2012 as previously reported* 28 331 2 444 3 307 34 082
Restatement for IFRIC 20 2 – (15) (94) (109)
Restated balance – 30 June 2012 28 331 2 429 3 213 33 973
Issue of shares 1 – – 1
Share-based payments (7) 274 – 267
Net loss for the period – – (2 349) (2 349)
Other comprehensive income for the period – 737 – 737
Option premium on BEE transaction – 2 – 2
Share of retained earnings on acquisition of associate – – 19 19
Dividends paid
1
– – (435) (435)
Balance – 30 June 2013
28 325
3 442
448
32 215
* The audited June 2013 and 2012 annual results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
1
Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the fourth quarter FY14
and year ended 30 June 2014
CONDENSED CONSOLIDATED BALANCE SHEETS
(Rand)
Figures in million
Note
At
30 June
2014
(Reviewed)
At
31 March
2014
(Unaudited)
At
30 June
2013
(Audited)
(Restated)*
ASSETS
Non-current assets
Property, plant and equipment 5 33 069 32 400 32 732
Intangible assets 5 886 2 194 2 191
Restricted cash 42 40 37
Restricted investments 2 299 2 225 2 054
Deferred tax assets 81 84 104
Investments in associates 6 – 125 109
Investments in financial assets 4 4 49
Inventories 50 57 57
Total non-current assets
36 431
37 129
37 333
Current assets
Inventories 1 534 1 306 1 417
Trade and other receivables 951 900 1 162
Income and mining taxes 110 141 132
Restricted cash 15 15 –
Cash and cash equivalents 1 829 2 008 2 089
4 439 4 370 4 800
Non-current assets and assets of disposal groups classified as held for sale 7 – 51 –
Total current assets
4 439
4 421
4 800
Total assets
40 870
41 550
42 133
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 28 325 28 325 28 325
Other reserves 3 539 2 907 3 442
(Accumulated loss)/retained earnings (822) 401 448
Total equity
31 042
31 633
32 215
Non-current liabilities
Deferred tax liabilities 2 680 3 029 3 021
Provision for environmental rehabilitation 2 098 2 020 1 997
Retirement benefit obligation 247 205 194
Other non-current liabilities 95 67 55
Borrowings 8 2 860 2 843 2 252
Total non-current liabilities
7 980
8 164
7 519
Current liabilities
Borrowings 8 – – 286
Income and mining taxes – 3 4
Trade and other payables 1 848 1 750 2 109
Total current liabilities
1 848
1 753
2 399
Total equity and liabilities
40 870
41 550
42 133
* The audited June 2013 annual results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(Rand)
Figures in million
Quarter ended
Year ended
30 June
2014
(Unaudited)
31 March
2014
(Unaudited)
30 June
2013
(Unaudited)
30 June
2014
(Reviewed)
30 June
2013
(Audited)
Cash flow from operating activities
Cash generated by operations
431 755 221 2 124 3 154
Interest and dividends received 40 34 48 132 138
Interest paid (32) (39) (40) (121) (125)
Income and mining taxes refunded/(paid) 31 – (129) 3 (312)
Cash generated by operating activities
470
750
100
2 138
2 855
Cash flow from investing activities
Increase in restricted cash
(3) (3) – (6) –
Increase in restricted investments (17) – – (17) –
Proceeds on disposal of investments 51 – – 51 –
Proceeds on disposal of investment in subsidiary – – – – 1 264
Purchase of investments – – (14) – (86)
Other investing activities – – (1) (10) (4)
Net additions to property, plant and equipment
1
(687) (599) (938) (2 528) (3 652)
Cash utilised by investing activities
(656)
(602)
(953)
(2 510)
(2 478)
Cash flow from financing activities
Borrowings raised
– – – 612 678
Borrowings repaid – (462) (156) (468) (333)
Ordinary shares issued – net of expenses – – 1 – 1
Option premium on BEE transaction – – 2 – 2
Dividends paid – – – – (435)
Cash (utilised)/generated by financing activities
–
(462)
(153)
144
(87)
Foreign currency translation adjustments
7
(1)
(4)
(32)
26
Net (decrease)/increase in cash and cash equivalents (179) (315) (1 010) (260) 316
Cash and cash equivalents – beginning of period 2 008 2 323 3 099 2 089 1 773
Cash and cash equivalents – end of period
1 829
2 008
2 089
1 829
2 089
1
The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of R537 million and the June 2013 quarter R133 million.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the fourth quarter FY14
and year ended 30 June 2014
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2014 (Rand)
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the year ended 30 June 2014 have been prepared in accordance with IAS 34, Interim
Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa.
They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2013.
IFRS 7 Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10 Consolidated Financial Statements
IFRS 11 Joint Arrangements
IFRS 12 Disclosure of Interests in Other Entities
IFRS 13 Fair Value Measurement
IFRSs Annual Improvements 2009 – 2011
IAS 19 Employee Benefits (Revised 2011)
IAS 27 Separate Financial Statements (Revised 2011)
IAS 28 Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
New standards and amendments which have an impact on the condensed consolidated financial statements of the group are described below:
IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI). Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The impact for the group was immaterial for the prior years.
IFRS 11 requires joint operations to be accounted at the group’s interest in the assets, liabilities, revenue and expenses of the joint operation.
The group only has a joint arrangement in PNG, through its 50% interest in mining and exploration assets located in Morobe province. These operations are classified as joint operations under IFRS 11. The joint operations were previously accounted for by proportional consolidation.
Going forward, the group will account for its interest in assets, liabilities, revenue and expenses of these unincorporated joint operations.
IFRIC 20 clarifies the requirements for accounting for costs of stripping activity in the production phase of surface mining. Stripping assets that cannot be attributed to an identifiable component of the orebody will be written off to retained earnings on adoption of IFRIC 20. Refer to note 2 for further details.
2.
Change in accounting policies
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20) which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods.
Harmony has applied IFRIC 20 on a prospective basis from 1 July 2011 in compliance with the transitional requirements of IFRIC 20.
Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.
A stripping activity asset shall be recognised if all of the following are met:
(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;
(ii) the entity can identify the component of the orebody for which access has been improved; and
(iii) the cost relating to the stripping activity associated with that component can be measure reliably.
The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units of production method.
Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. An amount of R54 million was written off to opening retained earnings on
1 July 2011.
The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.
The results for the years ended 30 June 2013 and 2012 and the financial position at these dates have been audited but the restatement of the results and balances affected by IFRIC 20 have not been audited.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the year ended 30 June 2014 (Rand)
Reconciliation of the effect of the change in accounting standard:
Condensed consolidated income statements
Figures in million
Quarter ended
30 June
2013
(Unaudited)
Year ended
30 June
2013
(Audited)
Cost of sales
Production costs
As previously reported
(2 844) (11 400)
IFRIC 20 adjustment 32 79
Restated (2 812) (11 321)
Amortisation and depreciation
As previously reported
(501) (1 942)
IFRIC 20 adjustment (30) (59)
Restated (531) (2 001)
Increase/decrease in net profit/loss for the period*
2
20
* There is no material taxation effect on these items.
Condensed consolidated statements of comprehensive income
Figures in million
Quarter ended
30 June
2013
(Unaudited)
Year ended
30 June
2013
(Audited)
Increase/decrease in net profit/loss for the period*
2
20
Other comprehensive income for the period net of income tax
Foreign exchange translation
As previously reported
26 749
IFRIC 20 adjustment – (7)
Restated 26 742
Increase/decrease in total comprehensive income/loss for the period
2
13
* There is no material taxation effect on these items.
Condensed consolidated balance sheets
Figures in million
At
30 June
2013
(Audited)
At
30 June
2012
(Audited)
Non-current assets
Property, plant and equipment
As previously reported
32 820 32 853
IFRIC 20 adjustment (88) (93)
Restated 32 732 32 760
Current assets
Inventories
As previously reported
1 425 996
IFRIC 20 adjustment (8) (16)
Restated 1 417 980
Share capital and reserves
Other reserves
As previously reported
3 464 2 444
IFRIC 20 adjustment
1
(22) (15)
Restated 3 442 2 429
Retained earnings
As previously reported
522 3 307
IFRIC 20 adjustment (74) (94)
Restated 448 3 213
Decrease in total equity
(96)
(109)
1
Translation effect of the IFRIC 20 adjustments on foreign operations.

Results for the fourth quarter FY14
and year ended 30 June 2014
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the year ended 30 June 2014 (Rand)
Loss and headline (loss)/earnings per share
Quarter ended
30 June
2013
(Unaudited)
Year ended
30 June
2013
(Audited)
Total basic and diluted loss per share (cents)
As previously reported
(809) (548)
IFRIC 20 adjustment 1 5
Restated (808) (543)
Total headline (loss)/earnings
Figures in million
As previously reported (804) 204
IFRIC 20 adjustment 2 20
Restated (802) 224
Total headline and diluted headline (loss)/earnings per share (cents)
As previously reported
(186) 47
IFRIC 20 adjustment 1 5
Restated (185) 52
3.
Cost of sales
Figures in million
Quarter ended
Year ended
30 June
2014
(Unaudited)
31 March
2014
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 June
2014
(Reviewed)
30 June
2013
(Audited)
(Restated)*
Production costs – excluding royalty 2 891 2 881 2 767 11 761 11 104
Royalty expense 25 25 45 127 217
Amortisation and depreciation 526 475 531 2 143 2 001
Impairment of assets
1
1 410 29 2 733 1 439 2 733
Rehabilitation (credit)/expenditure
2
(9) 17 (40) 8 (24)
Care and maintenance cost of restructured shafts 13 16 16 66 68
Employment termination and restructuring costs
3
40 90 39 274 46
Share-based payments 44 62 45 270 266
Other 1 – 35 – 37
Total cost of sales
4 941
3 595
6 171
16 088
16 448
* The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
1 The impairment in the June 2014 quarter consists of an impairment of R1.38 billion on Phakisa, R7 million on Steyn 2 (March 2014: R29 million) and R21 million on St Helena. The June
2013 impairment consists of an impairment of R2.7 billion on Hidden Valley, R31 million on St Helena and R27 million on Steyn 2. Refer to note 5 for further details.
2 Included in the total for the June 2014 quarter is a credit of R21 million relating to the change in estimate following the annual reassessment.
3 Included are amounts relating to the restructuring at Hidden Valley and the voluntary retrenchment packages offered in South Africa.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the year ended 30 June 2014 (Rand)
4.
Earnings/(loss) per share
Quarter ended
Year ended
30 June
2014
(Unaudited)
31 March
2014
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 June
2014
(Reviewed)
30 June
2013
(Audited)
(Restated)*
Weighted average number of shares (million) 433.9 433.3 432.6 433.2 431.9
Weighted average number of diluted shares (million) 435.2 434.6 433.1 434.7 432.7
Total (loss)/earnings per share (cents):
Basic (loss)/earnings
(282) 7 (808) (293) (543)
Diluted (loss)/earnings (282) 7 (808) (293) (543)
Headline earnings/(loss) 30 12 (185) 26 52
– from continuing operations 30 12 (185) 26 3
– from discontinued operations – – – – 49
Diluted headline earnings/(loss) 30 12 (185) 26 52
– from continuing operations 30 12 (185) 26 3
– from discontinued operations – – – – 49
Figures in million
Reconciliation of headline earnings/(loss):
Continuing operations
Net (loss)/profit (1 223) 31 (3 497) (1 270) (2 663)
Adjusted for:
(Profit on disposal)/impairment of investments
1
(14) – – (7) 88
Impairment of assets 1 410 29 2 733 1 439 2 733
Taxation effect on impairment of assets (20) (8) (38) (24) (38)
Profit on sale of property, plant and equipment (30) – – (30) (139)
Taxation effect of profit on sale of property, plant and
equipment
6 – – 6 31
Headline earnings/(loss)
129
52
(802)
114
12
Discontinued operations
Net profit – – – – 314
Adjusted for:
Profit on sale of investment in subsidiary
1
– – – – (102)
Headline earnings
–
–
–
–
212
Total headline earnings/(loss)
129
52
(802)
114
224
1
There is no taxation effect on these items.
* The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.

Results for the fourth quarter FY14
and year ended 30 June 2014
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the year ended 30 June 2014 (Rand)
5.
Property, plant and equipment and intangible assets
(a) Impairment
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment is the expected gold price.
During this year’s planning and testing, we used a long term gold price of US$1 300 per ounce and exchange rates of R10.17/US$,
A$0.92/US$ and PGK0.404/US$. Post-tax real discount rates ranging between 7.03% and 11.56% (2013: 6.21% and 10.20%), depending on the asset, were used to determine the recoverable amounts (generally fair value less costs to sell).
During the 2014 year, an impairment of R1.38 billion was recognised on Phakisa, following a change in the life-of-mine plan during the annual planning process, combined with the factors discussed above. The change resulted after the completion of a feasibility study on the proposed decline shaft, which showed a large amount of capital required, leading to negative cash flows in the short and medium term.
Management therefore decided not to proceed with the sinking of the decline shaft. The impairment comprises of R1.31 billion goodwill and R0.07 billion other assets. The recoverable amount of Phakisa is R4.26 billion.
Impairments on Steyn 2 (R36 million) and St Helena (R21 million) were recognised following the decision not to mine these operations in future. The operations were impaired to the recoverable amount of Rnil.
A 10% decrease in the gold price used in the models as well as a 10% decrease in the silver price for Hidden Valley would have resulted in an additional impairment at Kalgold of R23 million, Phakisa R1.0 billion, Target 1 of R 704 million and Hidden Valley of R1.5 billion.
(b) Profit on sale of property, plant and equipment
During May 2014, the ground swap between Joel mine and Sibanye’s Beatrix mine was completed, resulting in a non-cash profit being recognised for the difference between carrying value of the Joel portion and the fair value of the Beatrix portion.
6.
Investment in associate
Harmony holds a 10.38% share in Rand Refinery Proprietary Limited (Rand Refinery) as at 30 June 2014 and has equity accounted for its share of the profits based on Rand Refinery’s most recent available unaudited management accounts.
Rand Refinery implemented a new Enterprise Resource Planning (ERP) system on 1 April 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customisation of the software has been problematic with the result that Rand
Refinery has not been able to reconcile certain accounts at 30 September 2013 and therefore has not been able to finalise its annual financial statements for the year. Rand Refinery’s management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from 1 April 2013 on the ERP system to determine if any adjustments to their current financial records are required. Thus far a discrepancy has been noted between the actual inventory and the accounting records of approximately
87 000 ounces of gold. Due to the uncertainty surrounding the matter, Harmony has provided for its full share of the loss. Therefore, Harmony has recognised a R127 million loss in the June 2014 quarter to account for its share of this discrepancy.
As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery’s shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion, which can only be drawn down when there is confirmation that an actual loss has been incurred. The facility, if drawn down, is convertible to equity after a period of two years. Harmony’s maximum commitment in terms of this facility will be R140 million. Interest on the facility will be JIBAR plus a margin of 3.5%. The agreements relating to the facility were signed on 23 July 2014.
7.
Non-current assets and assets of disposal groups classified as held for sale
During the December 2013 quarter, a cash offer for Witwatersrand Consolidated Gold Resources Limited’s (Wits Gold) entire share capital was made to all Wits Gold shareholders by Sibanye Gold Limited. Harmony has accepted the offer. Following this, the balance which represented
Harmony’s fair value stake in Wits Gold was classified as a non-current asset held for sale (formerly classified as Investment in financial assets)
under IFRS 5. On 14 April 2014, a total consideration of R51 million was received. The accumulated gains recognised in equity were reclassified to the income statement, resulting in a profit on disposal.
8.
Borrowings
Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. There were no draw downs subsequently and the drawn level remains at US$270 million. The weakening of the Rand against the
US$ resulted in a foreign exchange translation loss of R155 million being recorded for the year, increasing the borrowings balance and Other expenses (net). The facility is repayable by September 2015.
Harmony refinanced its Nedbank revolving credit facility and entered into a new agreement for R1.3 billion revolving credit facility during the
December 2013 quarter. At the same time management also agreed an amended set of covenants with the lender group, to give the group more long-term financial flexibility. The interest rate is equivalent to JIBAR + 350 basis points. The outstanding amount at 28 March 2014 of
R467 million was repaid. The facility is available until December 2016.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the year ended 30 June 2014 (Rand)
9.
Financial risk management activities
Fair value determination
The following table presents the group’s assets and liabilities that are measured at fair value by level within the fair value hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices)
or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).
Figures in million
At
30 June
2014
(Reviewed)
At
31 March
2014
(Unaudited)
At
30 June
2013
(Audited)
Available-for-sale financial assets
1
*
Level 1 – 51 44
Level 2 – – –
Level 3 4 4 5
Fair value through profit or loss
2
*
Level 1 – – –
Level 2 798 768 1 041
Level 3 – – –
1
Level 1 fair values are directly derived from actively traded shares on the JSE.
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis to ensure that significant prolonged decline in the value of the investments has not occurred. At the end of the 2013 financial year, the investment in Rand Refinery was reclassified as an investment in associate on obtaining significant influence.
2
The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.
* Includes non-current assets or disposal groups held for sale where applicable.
10. Commitments and contingencies
Figures in million
At
30 June
2014
(Reviewed)
At
31 March
2014
(Unaudited)
At
30 June
2013
(Audited)
Capital expenditure commitments:
Contracts for capital expenditure
157 245 416
Authorised by the directors but not contracted for 519 491 1 545
676
736
1 961
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
For a detailed disclosure on contingent liabilities refer to Harmony’s integrated annual report for the financial year ended 30 June 2013, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013 except as discussed below.
(a) US class action
Following the dismissal of the appeal by the plaintiff in the United States Supreme Court, the case has been concluded. The matter will be settled once the administrative processes have been completed.
11. Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter, Frank
Abbott, financial director, purchased 65 600 shares in the company.
12. Subsequent events
(a) During July 2014, Harmony extended an irrevocable, subordinated loan facility to Rand Refinery. The facility, if drawn down, is convertible to equity after a period of two years. Harmony’s maximum commitment in terms of this facility is R140 million. Refer to note 6 for further details.
13. Segment report
The segment report follows on page 23.

Results for the fourth quarter FY14
and year ended 30 June 2014
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the year ended 30 June 2014 (Rand)
14. Reconciliation of segment information to condensed consolidated income statements and balance sheets
Figures in million
Year ended
30 June
2014
(Reviewed)
30 June
2013
(Audited)
(Restated)*
The “Reconciliation of segment information to condensed consolidated financial statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:
Reconciliation of production profit to gross loss
Total segment revenue
15 682
16 776
Total segment production costs
(11 888)
(11 854)
Production profit per segment report
3 794
4 922
Discontinued operations
–
(341)
Production profit from continuing operations
3 794
4 581
Depreciation
(2 143)
(2 001)
Impairment
(1 439)
(2 733)
Other cost of sales items
(618)
(393)
Gross loss as per income statements
1
(406)
(546)
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
Figures in million
At
30 June
2014
(Reviewed)
At
30 June
2013
(Audited)
(Restated)*
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
787
836
Undeveloped property
5 139
5 139
Other non-mining assets
117
286
Wa -Golpu assets
1 092
1 148
7 135
7 409
* The year ended June 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
15. Review report
These condensed consolidated financial statements for the year ended 30 June 2014 on pages 12 to 23 have been reviewed by
PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor’s review report is available for inspection at the company’s registered office, together with the financial statements identified in the auditor’s report.

Segment report
(Rand/Metric)
for the year ended 30 June 2014
Revenue
30 June
Production cost*
30 June
Production
profit/(loss)*
30 June
Mining assets*
30 June
Capital expenditure#
30 June
Kilograms produced
@
30 June
Tonnes milled
@
30 June
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Kusasalethu
1 959 1 213 1 753 1 484 206 (271) 3 616 3 435 509 420 4 694 2 740 1 143 711
Doornkop 1 126 1 615 1 098 1 042 28 573 3 386 3 378 238 285 2 603 3 631 737 1 008
Phakisa 1 284 1 103 1 061 982 223 121 4 590 4 547 360 337 2 976 2 434 577 512
Tshepong 1 822 1 887 1 365 1 427 457 460 3 941 3 877 301 310 4 223 4 154 947 1 040
Masimong 1 171 1 640 983 975 188 665 1 060 989 168 171 2 718 3 616 670 868
Target 1 1 948 1 794 1 051 937 897 857 2 770 2 704 289 331 4 493 3 967 771 717
Bambanani
(a)
1 279 932 681 591 598 341 841 882 127 119 2 968 2 083 239 211
Joel 995 1 452 668 654 327 798 450 290 145 160 2 335 3 228 548 611
Unisel 792 825 600 567 192 258 663 656 85 78 1 838 1 813 408 446
Target 3 609 737 557 508 52 229 542 457 128 145 1 413 1 626 301 323
Surface
All other surface operations
1 263 1 515 981 1 008 282 507 473 250 44 250 2 900 3 438 10 442 10 082
Total South Africa
14 248
14 713
10 798
10 175
3 450
4 538
22 332
21 465
2 394
2 606
33 161
32 730
16 783
16 529
International
Hidden Valley
1 434 1 189 1 090 1 146 344 43 3 602 3 858 122 506 3 292 2 644 2 001 1 844
Total international
1 434
1 189
1 090
1 146
344
43
3 602
3 858
122
506
3 292
2 644
2 001
1 844
Total continuing
operations
15 682
15 902
11 888
11 321
3 794
4 581
25 934
25 323
2 516
3 112
36 453
35 374
18 784
18 373
Discontinued operations
Evander – 874 – 533 – 341 – – – 140 – 1 955 – 390
Total discontinued
operations
–
874
–
533
–
341
–
–
–
140
–
1 955
–
390
Total operations
15 682
16 776
11 888
11 854
3 794
4 922
25 934
25 323
2 516
3 252
36 453
37 329
18 784
18 763
Reconciliation of the
segment information to
the condensed consolidated
nancial statements
(refer to note 14) – (874) – (533) 7 135 7 409
15 682
15 902
11 888
11 321
33 069
32 732
* The June 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.
# Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R12 million (2013: R537 million).
(a) Includes Steyn 2.
@ Production statistics are unaudited.
The segment report for the year ended 30 June 2013 has been audited. The segment report for the year ended 30 June 2014 has been reviewed.

Results for the fourth quarter FY14
and year ended 30 June 2014
OPERATIONAL RESULTS – Quarter on quarter
(US$/Imperial)
Three
months
ended
Underground production
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Steyn 2
Joel
Ore milled
– t’000
Jun-14
315
178
161
272
172
227
54
168
Mar-14 249 112 152 256 181 200 67 97
Gold produced
– oz
Jun-14
43 500
17 104
24 531
38 195
19 805
32 086
17 651
19 901
Mar-14 29 868 13 953 24 177 32 922 21 219 37 713 25 914 11 092
Yield
– oz/tonne
Jun-14
0.138
0.096
0.152
0.140
0.115
0.141
0.327
0.118
Mar-14 0.120 0.125 0.159 0.129 0.117 0.189 0.387 0.114
Cash operating
costs
– US$/oz
Jun-14
1 034
1 544
1 086
879
1 173
838
891
839
Mar-14 1 332 1 674 963 934 1 023 632 601 1 295
Cash operating
costs
– US$/tonne
Jun-14
143
148
166
123
135
118
291
99
Mar-14 160 209 153 120 120 119 233 148
Gold sold
– oz
Jun-14
36 362
14 725
24 402
37 970
19 676
35 462
17 522
17 490
Mar-14 35 944 15 786 23 213 31 604 20 384 33 276 24 884 12 539
Revenue
(US$’000)
Jun-14
46 897
18 620
31 584
49 159
25 495
45 846
22 730
22 646
Mar-14 46 225 20 636 30 131 41 025 26 453 43 081 32 195 16 281
Cash operating
costs
(US$’000)
Jun-14
44 982
26 409
26 647
33 560
23 222
26 895
15 720
16 705
Mar-14 39 797 23 359 23 282 30 741 21 715 23 818 15 581 14 364
Inventory
movement
(US$’000)
Jun-14
(7 929)
(3 223)
(517)
(1 131)
(298)
2 038
217
(1 460)
Mar-14 5 979 1 924 (1 072) (1 458) (891) (3 399) (1 080) 333
Operating costs
(US$’000)
Jun-14
37 053
23 186
26 130
32 429
22 924
28 933
15 937
15 245
Mar-14 45 776 25 283 22 210 29 283 20 824 20 419 14 501 14 697
Production profit
(US$’000)
Jun-14
9 844
(4 566)
5 454
16 730
2 571
16 913
6 793
7 401
Mar-14 449 (4 647) 7 921 11 742 5 629 22 662 17 694 1 584
Capital
expenditure
(US$’000)
Jun-14
13 581
5 676
9 157
7 876
4 407
7 192
3 732
3 479
Mar-14 10 688 5 046 6 887 6 592 3 985 8 136 2 321 2 617
Adjusted
operating costs
– US$/oz
Jun-14
1 032
1 622
1 089
870
1 170
826
925
887
Mar-14 1 284 1 599 977 946 1 028 627 659 1 192
All-in sustaining
costs
– US$/oz
Jun-14
1 447
2 037
1 453
1 110
1 438
1 059
1 071
1 020
Mar-14 1 627 1 947 1 304 1 193 1 274 907 733 1 346

South Africa
Hidden
Valley
Total
Harmony
Surface production
Total
South
Africa
Unisel
Target 3
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
108
78
1 733
1 725
716
428
2 869
4 602
579
5 181
105 80 1 499 1 635 684 393 2 712 4 211 515 4 726
12 603
9 999
235 375
6 173
7 234
8 616
22 023
257 398
29 868
287 266
14 725 11 574 223 157 6 462 4 983 8 198 19 643 242 800 26 235 269 035
0.117
0.128
0.136
0.004
0.010
0.020
0.008
0.056
0.052
0.055
0.140 0.145 0.149 0.004 0.007 0.021 0.007 0.058 0.051 0.057
1 124
1 324
1 026
1 042
1 008
1 101
1 054
1 029
863
1 011
926 1 098 981 804 1 268 1 162 1 071 989 970 987
131
170
139
4
10
22
8
58
45
56
130 159 146 3 9 24 8 57 49 56
12 539
11 060
227 208
6 559
7 234
8 777
22 570
249 778
27 843
277 621
14 146 10 192 221 968 7 073 5 080 10 320 22 473 244 441 28 903 273 344
16 222
14 267
293 466
8 485
8 909
11 392
28 786
322 252
35 658
357 910
18 348 13 182 287 557 9 027 6 558 13 142 28 727 316 284 37 471 353 755
14 161
13 239
241 540
6 433
7 292
9 488
23 213
264 753
25 784
290 537
13 637 12 711 219 005 5 193 6 319 9 525 21 037 240 042 25 443 265 485
(106)
1 008
(11 401)
75
(19)
322
378
(11 023)
(2 202)
(13 225)
(589) (1 821) (2 074) 506 (38) 1 639 2 107 33 2 863 2 896
14 055
14 247
230 139
6 508
7 273
9 810
23 591
253 730
23 582
277 312
13 048 10 890 216 931 5 699 6 281 11 164 23 144 240 075 28 306 268 381
2 167
20
63 327
1 977
1 636
1 582
5 195
68 522
12 076
80 598
5 300 2 292 70 626 3 328 277 1 978 5 583 76 209 9 165 85 374
2 208
2 751
60 059
65
295
668
1 028
61 087
3 192
64 279
1 895 2 502 50 669 64 266 506 836 51 505 1 960 53 465
1 140
1 314
1 029
992
1 005
1 174
1 067
1 033
847
1 015
942 1 087 991 806 1 236 1 095 1 036 996 955 992
1 359
1 593
1 309
1 002
1 076
1 285
1 136
1 293
1 032
1 267
1 126 1 368 1 247 815 1 336 1 181 1 101 1 233 1 143 1 224

Results for the fourth quarter FY14
and year ended 30 June 2014
OPERATING RESULTS – Year on year
(US$/Imperial)
Year
ended
Underground production
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Joel
Ore milled
– t’000
Jun-14
1 260
812
636
1 044
739
851
227
604
Jun-13 784 1 112 565 1 147 958 790 180 674
Gold produced
– oz
Jun-14
150 916
83 687
95 680
135 772
87 385
144 453
82 821
75 072
Jun-13 88 093 116 738 78 255 133 554 116 256 127 542 51 635 103 782
Yield
– oz/tonne
Jun-14
0.120
0.103
0.150
0.130
0.118
0.170
0.365
0.124
Jun-13 0.112 0.105 0.139 0.116 0.121 0.161 0.287 0.154
Cash operating
costs
– US$/oz
Jun-14
1 171
1 264
1 079
981
1 082
702
669
885
Jun-13 1 951 1 046 1 428 1 212 960 842 1 030 729
Cash operating
costs
– US$/tonne
Jun-14
140
130
162
128
128
119
244
110
Jun-13 219 110 198 141 117 136 295 112
Gold sold
– oz
Jun-14
145 673
84 653
95 263
135 161
87 064
144 936
82 530
74 204
Jun-13 86 742 114 135 77 902 132 944 115 679 126 191 51 152 102 625
Revenue
(US$’000)
Jun-14
189 260
108 803
124 006
176 035
113 129
188 157
107 310
96 087
Jun-13 137 477 183 066 124 984 213 869 185 886 203 388 81 322 164 584
Cash operating
costs
(US$’000)
Jun-14
176 752
105 775
103 215
133 206
94 532
101 350
55 439
66 433
Jun-13 171 864 122 121 111 760 161 928 111 653 107 398 53 181 75 645
Inventory
movement
(US$’000)
Jun-14
(7 432)
313
(699)
(1 331)
397
165
6
(1 895)
Jun-13 (3 702) (3 977) (411) (172) (1 169) (1 177) (1 508) (1 514)
Operating costs
(US$’000)
Jun-14
169 320
106 088
102 516
131 875
94 929
101 515
55 445
64 538
Jun-13 168 162 118 144 111 349 161 756 110 484 106 221 51 673 74 131
Production profit
(US$’000)
Jun-14
19 940
2 715
21 490
44 160
18 200
86 642
51 865
31 549
Jun-13 (30 685) 64 922 13 635 52 113 75 402 97 167 29 649 90 453
Capital
expenditure
(US$’000)
Jun-14
49 162
22 986
34 791
29 033
16 218
27 960
12 073
13 999
Jun-13 47 559 32 354 38 252 35 195 19 339 37 521 13 080 18 100
Adjusted
operating costs
– $/oz
Jun-14
1 187
1 290
1 099
997
1 115
714
703
890
Jun-13 2 013 1 063 1 464 1 249 992 864 1 047 754
All-in sustaining
costs
– $/oz
Jun-14
1 570
1 574
1 463
1 247
1 353
939
793
1 019
Jun-13 2 616 1 343 1 937 1 555 1 222 1 193 1 148 890

South Africa
Hidden
Valley
Total
Harmony
Surface production
Other
Total
South
Africa
Unisel
Target 3
Steyn 2
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
450
331
36
6 990
6 697
3 196
1 623
11 516
–
18 506
2 207
20 713
492 355 51 7 108 5 908 3 668 1 542 11 118 – 18 226 2 033 20 259
59 093
45 429
12 603
972 911
26 846
29 032
37 358
93 236
–
1 066 147
105 840
1 171 987
58 289 52 277 15 335 941 756 26 588 41 121 42 825 110 534 – 1 052 290 85 007 1 137 297
0.131
0.137
0.350
0.139
0.004
0.009
0.023
0.008
–
0.058
0.048
0.057
0.118 0.147 0.301 0.132 0.005 0.011 0.028 0.010 – 0.058 0.042 0.056
981
1 185
793
985
885
1 092
1 057
1 018
–
988
991
988
1 111 1 116 1 009 1 119 986 1 190 1 016 1 073 – 1 114 1 533 1 146
129
163
278
137
4
10
24
8
–
57
48
56
132 164 303 148 4 13 28 11 – 64 64 64
58 964
45 301
12 635
966 384
26 524
28 775
38 677
93 976
–
1 060 360
106 322
1 166 682
58 000 51 859 15 207 932 436 25 882 41 088 40 607 107 577 – 1 040 013 84 299 1 124 312
76 556
58 788
16 224
1 254 355
34 535
37 282
50 412
122 229
–
1 376 584
138 495
1 515 079
93 483 83 573 24 383 1 496 015 41 397 65 609 64 689 171 695 – 1 667 710 134 779 1 802 489
57 970
53 856
9 994
958 522
23 750
31 717
39 479
94 946
–
1 053 468
104 935
1 158 403
64 762 58 343 15 467 1 054 122 26 212 48 919 43 506 118 637 – 1 172 759 130 309 1 303 068
(27)
(60)
316
(10 247)
(494)
(434)
968
40
–
(10 207)
340
(9 867)
(455) (708) (176) (14 969) (715) (534) (3 164) (4 413) – (19 382) (462) (19 844)
57 943
53 796
10 310
948 275
23 256
31 283
40 447
94 986
–
1 043 261
105 275
1 148 536
64 307 57 635 15 291 1 039 153 25 497 48 385 40 342 114 224 – 1 153 377 129 847 1 283 224
18 613
4 992
5 914
306 080
11 279
5 999
9 965
27 243
–
333 323
33 220
366 543
29 176 25 938 9 092 456 862 15 900 17 224 24 347 57 471 – 514 333 4 932 519 265
8 271
12 385
168
227 046
223
828
3 201
4 252
–
231 298
11 820
243 118
8 833 16 444 434 267 111 17 690 1 671 5 948 25 309 3 009 295 429 57 343 352 772
1 006
1 208
756
1 004
877
1 087
1 071
1 021
–             1 005
985
1 004
1 161 1 129 1 033 1 150 988 1 198 997 1 072 –           1 142 1 560 1 174
1 196
1 514
820
1 256
885
1 153
1 196
1 095
–           1 242
1 244
1 242
1 370 1 477 1 133 1 451 1 005 1 288 1 162 1 172 –           1 424 2 711 1 522

Results for the fourth quarter FY14
and year ended 30 June 2014
CONDENSED CONSOLIDATED INCOME STATEMENTS
(US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2014
(Unaudited)
31 March
2014
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 June
2014
(Unaudited)
30 June
2013
(Audited)
(Restated)*
Continuing operations
Revenue 358 354 369 1 515 1 803
Cost of sales (469) (332) (653) (1 554) (1 829)
Production costs (277) (268) (298) (1 148) (1 283)
Amortisation and depreciation (50) (44) (56) (207) (227)
Impairment of assets (134) (3) (289) (139) (274)
Other items (8) (17) (10) (60) (45)
Gross (loss)/profit
(111)
22
(284)
(39)
(26)
Corporate, administration and other expenditure (11) (10) (13) (42) (53)
Social investment expenditure (2) (1) (6) (9) (14)
Exploration expenditure (11) (8) (23) (44) (76)
Profit on sale of property, plant and equipment 3 – – 3 16
Other expenses (net) (4) (2) (18) (20) (40)
Operating (loss)/profit
(136)
1
(344)
(151)
(193)
Profit from associates (12) 1 – (10) –
Profit on disposal/(impairment) of investments 1 – – 1 (10)
Net gain/(loss) on financial instruments 3 2 (1) 16 20
Investment income 6 6 7 21 21
Finance cost (10) (5) (6) (27) (29)
(Loss)/profit before taxation
(148)
5
(344)
(150)
(191)
Taxation 32 (2) (26) 27 (69)
Normal taxation – 2 8 (2) (31)
Deferred taxation 32 (4) (34) 29 (38)
Net (loss)/profit from continuing operations
(116)
3
(370)
(123)
(260)
Discontinued operations
Profit from discontinued operations – – – – 36
Net (loss)/profit for the period
(116)
3
(370)
(123)
(224)
Attributable to:
Owners of the parent
(116) 3 (370) (123) (224)
(Loss)/earnings per ordinary share (cents)
(Loss)/earnings from continuing operations
(27) 1 (86) (28) (60)
Earnings from discontinued operations – – – – 8
Total (loss)/earnings
(27)
1
(86)
(28)
(52)
Diluted (loss)/earnings per ordinary share (cents)
(Loss)/earnings from continuing operations
(27) 1 (86) (28) (60)
Earnings from discontinued operations – – – – 8
Total diluted (loss)/earnings
(27)
1
(86)
(28)
(52)
* The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The restatements to the comparative information have not been audited.
The currency conversion average rates for the quarter ended: June 2014: US$1 = R10.51 (March 2014: US$1 = R10.83, June 2013: US$1 = R9.45).
For year ended: June 2014: US$1 = R10.35 (June 2013: US$1 = R8.82).
The income statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report and adjusted for the change in accounting policy, as noted above.

Note on convenience translations
Except where specific statements have been extracted from 2013 Annual Financial Statements, the requirements of IAS 21, The
Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 32.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2014
(Unaudited)
31 March
2014
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
30 June
2014
(Unaudited)
30 June
2013
(Unaudited)
(Restated)*
Net (loss)/profit for the period (116) 3 (370) (123) (224)
Other comprehensive income/(loss) for the period, net of
income tax
59 (39) 3 (13) 83
Items that may be reclassified subsequently to profit or loss: 62 (39) 3 (10) 83
Foreign exchange translation 63 (39) 3 (10) 84
Movements on investments (1) – – – (1)
Items that will not be reclassified to profit or loss: (3) – – (3) –
Acturial loss recognised during the year (4) – – (4) –
Deferred taxation thereon 1 – – 1 –
Total comprehensive (loss)/income for the period
(57)
(36)
(367)
(136)
(141)
Attributable to:
Owners of the parent
(57) (36) (367) (136) (141)
* The June 2013 annual results and June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The currency conversion average rates for the quarter ended: June 2014: US$1 = R10.51 (March 2014: US$1 = R10.83, June 2013: US$1 = R9.45).
For year ended: June 2014: US$1 = R10.35 (June 2013: US$1 = R8.82).
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(US$)
for the year ended 30 June 2014 (Convenience translation) (Unaudited)
Figures in million
Share
capital
Other
reserves
(Accumulated
loss)/retained
earnings
Total
Balance – 30 June 2013 as previously reported* 2 670 326 49 3 045
Restatement for IFRIC 20 – (2) (7) (9)
Restated balance – 30 June 2013 2 670 324 42 3 036
Share-based payments – 22 – 22
Net loss for the period – – (120) (120)
Other comprehensive loss for the period – (13) – (13)
Balance – 30 June 2014
2 670
333
(78)
2 925
Balance – 30 June 2012 as previously reported* 2 838 248 331 3 417
Restatement for IFRIC 20 – (2) (9) (11)
Restated balance – 30 June 2012 2 838 246 322 3 406
Share-based payments (1) 27 – 26
Net loss for the period – – (235) (235)
Other comprehensive income for the period – 74 – 74
Share of retained earnings on acquisition of associate – – 2 2
Dividends paid – – (44) (44)
Balance – 30 June 2013
2 837
347
45
3 229
* The June 2013 and 2012 annual results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The currency conversion closing rates for the period ended 30 June 2014: US$1 = R10.61 (June 2013: US$1 = R9.98).

Results for the fourth quarter FY14
and year ended 30 June 2014
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$)
(Convenience translation)
Figures in million
At
30 June
2014
(Unaudited)
At
31 March
2014
(Unaudited)
At
30 June
2013
(Unaudited)
(Restated)*
ASSETS
Non-current assets
Property, plant and equipment 3 116 3 068 3 279
Intangible assets 84 208 220
Restricted cash 4 4 4
Restricted investments 217 211 206
Deferred tax assets 8 8 10
Investments in associates – 12 11
Investments in financial assets – – 5
Inventories 5 5 6
Total non-current assets
3 434
3 516
3 741
Current assets
Inventories
145 124 142
Trade and other receivables 90 85 116
Income and mining taxes 10 13 13
Restricted cash 1 1 –
Cash and cash equivalents 172 190 209
418 413 480
Non-current assets and assets of disposal groups classified as held for sale – 5 –
Total current assets
418
418
480
Total assets
3 852
3 934
4 221
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
2 670 2 682 2 837
Other reserves 333 276 347
(Accumulated loss)/retained earnings (78) 38 45
Total equity
2 925
2 996
3 229
Non-current liabilities
Deferred tax liabilities
253 287 303
Provision for environmental rehabilitation 198 191 200
Retirement benefit obligation 23 19 19
Other non-current liabilities 9 6 5
Borrowings 270 269 226
Total non-current liabilities
753
772
753
Current liabilities
Borrowings
– – 28
Trade and other payables 174 166 211
Total current liabilities
174
166
239
Total equity and liabilities
3 852
3 934
4 221
* The June 2013 annual results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.
The balance sheet for June 2014 converted at a conversion rate of US$1 = R10.61 (March 2014: US$1 = R10.56, June 2013 : US$1 = R9.98).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2014
(Unaudited)
31 March
2014
(Unaudited)
30 June
2013
(Unaudited)
30 June
2014
(Unaudited)
30 June
2013
(Audited)
Cash flow from operating activities
Cash generated by operations
41 70 23 205 359
Interest and dividends received 4 3 5 13 16
Interest paid (3) (4) (4) (12) (14)
Income and mining taxes refunded/(paid) 3 – (14) – (33)
Cash generated by operating activities
45
69
10
206
328
Cash flow from investing activities
Increase in restricted cash
– – – (1) –
Increase in restricted investments (2) – – (2) –
Proceeds on disposal of investments 5 – – 5 –
Proceeds on disposal of investment in subsidiary – – – – 139
Purchase of investments – – (1) – (9)
Other investing activities – – – (1) (1)
Net additions to property, plant and equipment
1
(65) (55) (99) (244) (414)
Cash utilised by investing activities
(62)
(55)
(100)
(243)
(285)
Cash flow from financing activities
Borrowings raised
– – – 59 80
Borrowings repaid – (43) (17) (45) (35)
Dividends paid – – – – (50)
Cash (utilised)/generated by financing activities
–
(43)
(17)
14
(5)
Foreign currency translation adjustments
(1)
(3)
(20)
(14)
(45)
Net decrease in cash and cash equivalents (18) (32) (127) (37) (7)
Cash and cash equivalents – beginning of period 190 222 336 209 216
Cash and cash equivalents – end of period
172
190
209
172
209
1
The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of US$52 million and the June 2013 quarter US$13 million.
The currency conversion average rates for the quarter ended: June 2014: US$1 = R10.51 (March 2014: US$1 = R10.83, June 2013: US$1 = R9.45).
For year ended: June 2014: US$1 = R10.35 (June 2013: US$1 = R8.82).
Closing balance translated at closing rates of: June 2014: US$1 = R10.61 (March 2014: US$1 = R10.56, June 2013: US$1 = R9.98).
The cash flow statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report.

Results for the fourth quarter FY14

and year ended 30 June 2014
Segment report
(US$/Imperial)
for the year ended 30 June 2014
Revenue
30 June
Production cost*
30 June
Production
profit/(loss)*
30 June
Mining assets*
30 June
Capital expenditure#
30 June
Ounces produced
@
30 June
Tons milled
@
30 June
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Kusasalethu
189 137 169 168 20 (31) 341 344 49 48 150 916 88 093 1 260 784
Doornkop 109 183 106 118 3 65 319 338 23 32 83 687 116 738 812 1 112
Phakisa 124 125 103 111 21 14 433 455 35 38 95 680 78 255 636 565
Tshepong 176 214 132 162 44 52 372 388 29 35 135 772 133 554 1 044 1 147
Masimong 113 186 95 110 18 76 100 99 16 19 87 385 116 256 739 958
Target 1 188 203 101 106 87 97 261 271 28 38 144 453 127 542 851 790
Bambanani
(a)
124 106 66 67 58 39 79 88 12 14 95 424 66 970 263 231
Joel 96 165 64 74 32 91 42 29 14 18 75 072 103 782 604 674
Unisel 77 93 58 64 19 29 63 66 8 9 59 093 58 289 450 492
Target 3 59 84 54 58 5 26 51 46 13 16 45 429 52 277 331 355
Surface
All other surface operations
122 172 95 115 27 57 45 25 4 28 93 236 110 534 11 516 11 118
Total South Africa
1 377
1 668
1 043
1 153
334
515
2 106
2 149
231
295 1 066 147 1 052 290
18 506
18 226
International
Hidden Valley
138 135 105 130 33 5 340 387 12 57 105 840 85 007 2 207 2 033
Total international
138
135
105
130
33
5
340
387
12
57
105 840
85 007
2 207
2 033
Total continuing
operations
1 515
1 803
1 148
1 283
367
520
2 446
2 536
243
352 1 171 987 1 137 297
20 713
20 259
Discontinued operations
Evander – 102 – 63 – 39 – – – 16 – 62 855 – 430
Total discontinued
operations
–
102
–
63
–
–
–
–
–
16
–
62 855
–
430
Total operations
1 515
1 905
1 148
1 346
367
559
2 446
2 536
243
368 1 171 987 1 200 152
20 713
20 689
* The June 2013 results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details. The restatements to the comparative information have not been audited.
# Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$1 million (2013: US$61 million).
(a) Includes Steyn 2.
@ Production statistics are unaudited.
The segment report for the year ended 30 June 2013 has been audited. The segment report for the year ended 30 June 2014 is unaudited.

DEVELOPMENT RESULTS
(Imperial)
Quarter ending June 2014
Channel
Reef
Feet
Sampled
Feet
Width
(Inch’s)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 917 906 3.00 6.38 19
B Reef 121 125 21.00 0.69 14
All Reefs
1 038
1 030
5.00
3.71
19
Phakisa
Basal 1 471 1 535 32.00 0.41 13
All Reefs
1 471
1 535
32.00
0.41
13
Total Bambanani
(Incl. Bambanani, Steyn 2)
Basal – – – – –
All Reefs
–
–
–
–
–
Doornkop
South Reef 1 696 1 673 18.00 0.45 8
All Reefs
1 696
1 673
18.00
0.45
8
Kusasalethu
VCR Reef 1 756 1 594 42.00 0.24 10
All Reefs
1 756
1 594
42.00
0.24
10
Total Target
(incl. Target 1 & Target 3)
Elsburg 207 223 46.00 0.19 9
Basal 314 210 4.00 0.44 2
A Reef 155 26 29.00 0.57 17
B Reef 713 630 55.00 0.23 13
All Reefs
1 388
1 089
43.00
0.23
10
Masimong 5
Basal 1 604 1 319 16.00 0.63 10
B Reef 853 1 004 23.00 0.27 6
All Reefs
2 458
2 323
19.00
0.44
8
Unisel
Basal 730 650 51.00 0.35 18
Leader 1 720 1 430 87.00 0.13 11
All Reefs
2 450
2 080
76.00
0.18
13
Joel
Beatrix 718 571 30.00 0.45 13
All Reefs
718
571
30.00
0.45
13
Total Harmony
Basal 5 036 4 619 23.00 0.59 14
Beatrix 718 571 30.00 0.45 13
Leader 1 720 1 430 87.00 0.13 11
B Reef 1 687 1 759 34.00 0.27 9
A Reef 155 26 29.00 0.57 17
Elsburg 207 223 46.00 0.19 9
South Reef 1 696 1 673 18.00 0.45 8
VCR 1 756 1 594 42.00 0.24 10
All Reefs
12 975
11 896
35.00
0.32
11
PRINTED BY INCE (PTY) LTD
DEVELOPMENT RESULTS
(Metric)
Quarter ending June 2014
Channel
Reef
Meters
Sampled
Meters
Width
(Cm’s)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 280 276 8.17 203.84 1 666
B Reef 37 38 54.23 23.11 1 253
All Reefs
316
314
13.74
117.55
1 616
Phakisa
Basal 448 468 80.74 14.09 1 137
All Reefs
448
468
80.74
14.09
1 137
Total Bambanani
(Incl. Bambanani, Steyn 2)
Basal – – – – –
All Reefs
–
–
–
–
–
Doornkop
South Reef 517 510 45.00 15.79 711
All Reefs
517
510
45.00
15.79
711
Kusasalethu
VCR Reef 535 486 107.00 8.34 892
All Reefs
535
486
107.00
8.34
892
Total Target
(incl. Target 1 & Target 3)
Elsburg 63 68 116.00 6.47 750
Basal 96 64 9.00 16.80 151
A Reef 47 8 74.00 19.53 1 445
B Reef 217 192 140.00 8.03 1 124
All Reefs
423
332
108.24
8.02
868
Masimong 5
Basal 489 402 41.74 20.95 874
B Reef 260 306 58.23 9.45 550
All Reefs
749
708
48.86
15.02
734
Unisel
Basal 223 198 128.81 12.17 1 567
Leader 524 436 221.62 4.46 987
All Reefs
747
634
192.64
6.07
1 169
Joel
Beatrix 219 174 75.00 15.51 1 163
All Reefs
219
174
75.00
15.51
1 163
Total Harmony
Basal 1 535 1 408 58.88 20.07 1 181
Beatrix 219 174 75.00 15.51 1 163
Leader 524 436 221.62 4.46 987
B Reef 514 536 87.23 9.23 806
A Reef 47 8 74.00 19.53 1 445
Elsburg 63 68 116.00 6.47 750
South Reef 517 510 45.00 15.79 711
VCR 535 486 107.00 8.34 892
All Reefs
3 955
3 626
89.01
11.11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 14, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director